UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50098

CUSIP NUMBER 744392101

(Check one):   ☒ Form 10-K      ☐ Form 20-F     ☐ Form 11-K      ☐ Form 10-Q   ☐ Form 10-D     ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2023

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PUBLIC COMPANY MANAGEMENT CORPORATION
Full Name of Registrant

Former Name if Applicable

9340 Wilshire Boulevard, Suite 203
Address of Principle Executive Office (Street and Number)

Beverly Hills, CA 90212
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Public Company Management Corporation has encountered difficulties in completing the accounting and reporting for certain disclosures and could not complete the report in sufficient time to permit the filing of the Form 10-K without unreasonable expense and effort. Additional time needed also includes the ability to the review of the financial statements and disclosures and to complete the tagging as required by the SEC, i.e., to convert the financial data into XBRL format to allow investors, financial institutions, analysts, and regulators who rely on financial data to compare and analyze the issuer's financial data.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald J. Stauber	310	556-0080
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PUBLIC COMPANY MANAGEMENT CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2023	By	/s/ Quynh Hoa T. Tran
Quynh Hoa T. Tran
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.